Exhibit 21.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
HVE Inc.	Delaware, United States
Sphere 3D Mining Corp.	Delaware, United States
101250 Investments Ltd.	Turks and Caicos Islands
Minority Equality Opportunities Acquisition Sponsor, LLC	Delaware, United States
Minority Equality Opportunities Acquisition Inc.	Delaware, United States